FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TEVA TO ACQUIRE TAIYO

-- Acquisition Will Position Teva as a Leader in the Japanese Generics Market --

-- On Track to $1 Billion Annual Sales Ahead of Plan --

-- Company to Host Conference Call at 8:30 AM ET --

Jerusalem, Israel, May 16, 2011 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today that it has signed a definitive agreement to acquire 57% of the shares in privately-held Taiyo Pharmaceutical Industry Co. Ltd. for $460 million in cash paid to private shareholders.  Teva will also extend an offer to purchase all remaining outstanding shares of Taiyo.  This transaction gives Taiyo an enterprise value of $1.3 billion.  The transaction is expected to be accretive to GAAP earnings within four quarters after closing.

Taiyo is the third largest generic pharmaceutical company in Japan with sales of $530 million in 2010.  The company has one of the most comprehensive generic product portfolios in the Japanese market with over 550 generic drugs in a variety of therapeutic areas and dosage forms.  Taiyo has strong presence in all major distribution channels in Japan, particularly in hospitals due to its wide range of injectable product offerings.  Taiyo`s marketing efforts are supported by a strong back-end with top tier production capabilities in a wide range of technologies (including sterile manufacturing) in two manufacturing facilities, as well as a strong R&D team and local regulatory expertise.

Commenting on today's transaction, Shlomo Yanai, Teva's President and Chief Executive Officer, said, "This acquisition will enable Teva to deliver on our strategic objective of becoming a leading player in the fast-growing Japanese generics market.  In fact, we now expect to reach our 2015 target of $1 billion in sales in Japan ahead of schedule.  Taiyo`s strong market reach, cutting-edge production facilities, and impressively large product portfolio, combined with Teva`s scale and capabilities as the world`s largest generics company, will enable us to offer a much wider range of high quality, affordable generics to a much larger segment of the Japanese market."

Mr. Yanai continued, "We have great respect for Taiyo`s legacy and its experienced, talented, and dedicated team and look forward to welcoming them into the Teva family."

Japan is the second largest pharmaceutical market in the world, valued at $96 billion in 2010 with a relatively low rate of generic penetration of 23%.  The Japanese government has expressed its intention to increase generic penetration to 30% by 2012.

The transaction will be funded through a combination of cash on hand and bank debt.

Teva expects to complete the transaction by the end of the third quarter. The acquisition is subject to the approval of Taiyo`s shareholder meeting and customary closing conditions.

Conference Call

Teva will host a conference call to discuss the transaction today at 8:30 AM ET. The number to call from within the United States is (866) 239-0753 or (718) 354-1171 internationally, using participant confirmation code 9004064. The call can be accessed and presentation downloaded through the Company website at www.tevapharm.com.  A replay of the conference call will be available from 11:30 AM ET time on May 16 through 11:59 PM ET on May 23 and can be accessed by dialing (347) 366-9565 and using the passcode 9004064.

About Teva

Teva Pharmaceutical Industries Ltd. (NASDAQ:TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients.  Headquartered in Israel, Teva is the world's largest generic drug maker, with a global product portfolio of more than 1,450 molecules and a direct presence in about 60 countries. Teva's branded businesses focus on neurological, respiratory and women's health therapeutic areas as well as biologics. Teva's leading innovative product, Copaxone®, is the number one prescribed treatment for relapsing-remitting multiple sclerosis. Teva employs approximately 40,000 people around the world and reached $16.1 billion in net sales in 2010.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

The statements, analyses and other information contained herein relating to the proposed acquisition and its effects on financial and operating performance, including estimates for growth, anticipated positions in the Japanese market and shares in such market, the market for Taiyo`s products, trends in Taiyo' operating and financial results, the future development and operation of Teva and Taiyo's businesses, and the contingencies and uncertainties to which Teva and Taiyo may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may" and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their potential effects on the company and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Actual results may differ materially from the results anticipated in these forward-looking statements. Important factors that could cause or contribute to such differences include whether and when the proposed acquisition will be consummated and the terms of any conditions imposed in connection with such closing, our ability to rapidly integrate Taiyo`s operations and achieve expected synergies, diversion of management time on merger-related issues, our ability to predict future market conditions with accuracy, our ability to develop and commercialize additional pharmaceutical products, the difficulty of complying with Pharmaceutical and Medical Device Agency-Japan and other regulatory authority requirements, competition from the introduction of competing generic equivalents and due to increased governmental pricing pressures, the effects of competition on sales of our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives as well as from potential generic equivalents), potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel® and Protonix®, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation,  our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon and Taiyo), our ability to achieve expected results through our innovative R&D efforts, dependence on the effectiveness of our patents and other protections for innovative products, intense competition in our specialty pharmaceutical businesses, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, our potential exposure to product liability claims to the extent not covered by insurance, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, the impact of continuing consolidation of our distributors and customers, the difficulty of complying with U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority requirements, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in our filings with the SEC.

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            Website: www.tevapharm.com

Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Eyal Desheh

Name: Eyal Desheh
Title: Chief Financial Officer

Date: May 16, 2011

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